February 25, 2008

Mr. Craig Slivka
Staff Attorney
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:          Intermec, Inc.
Extension of Response Date
File No. 001-13279
Definitive 14A
Filed April 10, 2007

Dear Mr. Slivka,

This letter is with regard to extension of the date for the submission of our response to your letter dated February 11, 2008, with a response due on February 25, 2008.

We are in the process of preparing our response.  Confirming your conversation today with our Senior Corporate Counsel, Mary Brodd, we will complete our response by February 29, 2008.  Thank you.

Sincerely,

/s/ Janis L. Harwell
Janis L. Harwell
Senior Vice President, General Counsel and Corporate Secretary
Intermec, Inc.

cc:           Mary Brodd
Senior Corporate Counsel and Assistant Secretary
Intermec, Inc.